
02045505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 03 2002
161
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the Fiscal Year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the Transition period from .... to ....

Commission file number: 1-8946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMPLOYEES' SAVINGS PLAN
of
CENTRAL ILLINOIS LIGHT COMPANY

(Established June 1, 1965)

As Amended and Restated Effective January 1, 2000


JUL 11 2002
THOMSON
FINANCIAL

EMPLOYEES' SAVINGS PLAN of
CENTRAL ILLINOIS LIGHT COMPANY
TABLE OF CONTENTS

* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the Employees'
Savings Plan of Central Illinois Light Company
Peoria, Illinois

We have audited the accompanying statements of net assets available for benefits of the Employees' Savings Plan of Central Illinois Light Company as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2001 basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 7, 2002

EMPLOYEES' SAVINGS PLAN of
CENTRAL ILLINOIS LIGHT COMPANY
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Assets:		
Investments	$ 105,536,586	$ 129,586,874
Receivables:		
Employer Contributions	0	43,284
Participant Contributions	0	141,306
Total Receivables	0	184,590
Other Assets:		
Cash and Accrued Income	689	833
Total Assets	105,537,275	129,772,297
Liabilities:		
Accounts Payable	0	(240,111)
Net Assets Available for Benefits	$ 105,537,275	$ 129,532,186

See notes to financial statements.

EMPLOYEES' SAVINGS PLAN of
CENTRAL ILLINOIS LIGHT COMPANY
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions:	
Contributions:	
Participant	$ 3,924,934
Employer	1,178,227
	5,103,161
Other Income:	
Interest on Participants' Loans	313,804
Other	52,220
	366,024
Total Additions	5,469,185
Deductions:	
Net Depreciation in Fair Value of Investments	20,173,983
Benefits Paid to Participants	9,289,191
Other	922
Total Deductions	29,464,096
Net Decrease	(23,994,911)
Net Assets Available for Benefits:	
Beginning of Year	129,532,186
End of Year	$ 105,537,275

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2001 and 2000

1. Description of Plan

CILCORP Inc. (CILCORP), a wholly-owned subsidiary of The AES Corporation (AES), is the parent of Central Illinois Light Company (the Company). The Company and CILCORP are occasionally hereinafter referred to as the 'Employer.' The following description of the Company's Employees' Savings Plan (the Plan) provides only general information. Participants should refer to the Plan's current Plan document for a more complete description of the Plan's provisions.

a. *General.* The Plan is a defined contribution plan covering any eligible employee of the Employer who elects to enroll in the Plan, including an officer. Eligible employees include those represented by a union agreement who have completed at least one year of service (the completion of 1,000 hours of service during a 12-month period beginning on the employee's first day of employment with the Employer). Eligible employees also include those not represented by a union agreement who have completed at least one year of service on or before December 31, 2000. Participation is voluntary. The fiscal year of the Plan ends on December 31 of each calendar year. Merrill Lynch is the Plan's trustee and record keeper (Trustee). The Trustee of the Plan quarterly delivers to each participant a statement setting forth the value of the accounts of each participant. In addition, participants may call the Trustee on any day to determine the value of their separate investment accounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is fully participant-directed.

b. *Contributions.* Each participant may elect to have his or her salary or wages reduced by an amount which is not less than 1% or more than 20% of his or her base rate of pay up to a maximum dollar amount, which was $10,500 in 2001 and 2000 (Pre-Tax Contribution). The Employer will contribute to the Plan an amount equal to 50% of each participant's Pre-Tax Contribution up to a maximum of 6% of such participant's regular base pay (Employer Matching Contribution). Participants may also elect to make regular after-tax contributions (Voluntary Contributions) to the Plan in an amount which, when combined with the Pre-Tax Contribution, is not more than 22% of their regular base pay. Employees who receive, or are entitled to receive, a distribution from a plan of a previous employer may be able to transfer the distribution to an account under the Plan (Rollover Contributions). Reference is made to the current Plan document for details on the guidelines and limitations for Pre-Tax Contributions, Voluntary Contributions and Rollover Contributions.

   Effective January 1, 2002 the Plan was amended to include a Catch-Up Contribution equal to a maximum of $1,000 for any participant reaching age 50 or older by the end of the year. The Plan was further amended, effective April 1, 2002, to increase the participant's maximum elected Pre-Tax Contribution percentage from 20% to 100% of his or her base rate of pay. In no event shall a participant's actual combined Pre-Tax Contribution, Voluntary Contribution, Employee Matching Contribution and Catch-Up Contribution rates exceed 100%.

c. *Participant Accounts.* Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d. *Administrative Expenses.* The Company pays for all of the administrative expenses associated with the Plan, including the fees and expenses of the Trustee, except as provided for in the Plan. All transaction fees of an investment fund are paid from the assets of that investment fund.

e. *Vesting.* Under the Plan all amounts credited to the participants' accounts, including all Rollover Contributions, are fully vested at all times and are not subject to forfeiture for any reason.

f. *Participant Loans.* Participants are allowed to borrow funds from their Plan accounts. The minimum amount that can be borrowed is $1,000. The maximum loan amount is the lesser of one-half of the participant's account balance or $50,000, with adjustments for certain previously outstanding loans.

Participants must pledge the balance of their Plan accounts as security for the loans. A participant may have a maximum of two Plan loans outstanding at any time.

Each Plan loan is evidenced by a written note providing for repayment of principal and interest over a fixed time period. The maximum repayment period is five years; however, a loan used to purchase a principal residence may have a repayment period of 15 years. The interest rate charged on each loan will be equal to the prime rate as published by the Wall Street Journal on the last business day of the month plus 1%. Payments are generally made through payroll deductions. Prepayment of the entire principal balance and interest are permitted without penalty.

At December 31, 2001 and 2000, there were 449 and 543 Plan loans outstanding totaling $3,225,354 and $4,145,333, respectively. Loans outstanding are included in Investments on the Statement of Net Assets Available for Benefits.

g. *Payment of Benefits.* On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or he or she may elect to defer distribution to a date up to the participant's normal retirement date.

2. Summary of Accounting Policies

The financial statements of the Plan are prepared using the accrual method of accounting.

a. *Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States Of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

b. *Investment Valuation and Income Recognition.* Substantially all investments are presented at fair value except for the Merrill Lynch Retirement Preservation Trust, which is an investment contract fund stated at contract value.

The Plan invests in mutual funds which value their equities or bond investments at market value including accrued income on the last business day of each month.

c. *Benefits.* Benefits paid to participants are recorded when paid.

3. Risks and Uncertainties

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, corporate stocks, registered investment companies, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. Investments

A participant may direct that his or her contributions and Employer contributions be invested entirely in any of twelve separate investment funds, or in a combination of two or more investments funds, in multiples of 1%. A participant may change his or her investment designation at any time prior to the next available payroll period, effective as of the close of the business day prior to the next available payroll period. A participant may transfer contributions already invested in a particular separate investment fund to another separate investment fund at the close of any business day. Pending more permanent investment of available funds, the Trustee may retain any reasonable portion of any investment in cash, short-term government securities or commercial paper.

One of the investment funds, AES Corporation Common Stock, is invested in the common stock of AES. All purchases and sales of this stock resulting from a reallocation of Plan investments into or out of AES

Corporation Common Stock are transacted on the New York Stock Exchange and a transaction fee of $.07 per share is assessed. Share purchases made from participant deferral contributions, loan repayments and Company matching amounts are made directly from AES and participants are not assessed fees for these transactions.

In addition, a loan fund is maintained.

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
	2001	2000
AES Corporation Common Stock, 607,046 and 444,816 shares respectively	$ 9,925,209	$24,631,674
Merrill Lynch Equity Index Trust, 320,960 and 351,166 shares, respectively	25,869,341	32,226,528
Merrill Lynch Retirement Preservation Trust, 39,196,012 and 40,620,344 shares, respectively	39,196,012	40,620,343
PIMCO Total Return Fund Class A, 561,178 and 0 shares, respectively	5,869,917	0
Dreyfus New Leaders Fund, 251,469 and 245,325 shares, respectively	9,943,094	11,167,182

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(20,173,983) as follows:

Mutual Funds	$ (1,248,623)
Common Stock	(17,423,286)
Common/Collective Trusts	(1,302,746)
Other Assets	(199,328)
	$(20,173,983)

5. Merrill Lynch Retirement Preservation Trust

One of the investment funds is the Merrill Lynch Retirement Preservation Trust, which is a trust for the collective investment of Qualified Plans. The majority of the fund assets consist of investment contracts which are included in the financial statements at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contracts at December 31, 2001 and 2000 approximates market value. The average yield rates for 2001 and 2000 were approximately 6.50% and 6.65%, respectively.

6. Related-Party Transactions

Merrill Lynch, the Plan Trustee, invests in AES common stock. Since AES is the parent company of CILCORP and CILCORP is the parent company of CILCO, any investment transactions involving AES common stock qualify as related-party transactions. Merrill Lynch is also the Investment Manager for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust, the Merrill Lynch Global Allocation Fund, and the Merrill Lynch Fundamental Growth Fund.

7. Plan Termination

The Employer has reserved the right to amend or terminate the Plan subject to provisions of ERISA but has not expressed any intention of doing so at this time.

8. Tax Status

The Company has received a determination letter dated September 11, 1995 from the Internal Revenue Service stating that the Plan, as amended and restated effective January 1, 1995, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Company requested an additional determination letter on February 28, 2002 stating that the Plan, as amended and restated effective January 1, 2000, was also in compliance with the Code and as of the date of this filing it has not been received. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Plan Administrator also believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9. Subsequent Event

On April 29, 2002, The AES Corporation announced an agreement with Ameren Corporation to sell 100 percent of its ownership interest in CILCORP and its subsidiaries. The transaction is subject to regulatory approvals by the Illinois Commerce Commission (ICC), the Federal Energy Regulatory Commission (FERC), the Securities and Exchange Commission (SEC), and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Schedule I
Form 5500 - Schedule H,
Part IV, Item 4i
Schedule of Assets Held
PN: 002
EIN: 37-0211050

EMPLOYEES' SAVINGS PLAN of
CENTRAL ILLINOIS LIGHT COMPANY
Schedule of Assets Held
As of December 31, 2001

Identity of Party Involved	Description of Investments	Number of Shares or Principal Amount	Current Value
Common Stock:			
AES Corporation**	Stock	607,046	9,925,209
Common/Collective Trusts:			
Merrill Lynch Retirement Preservation Trust **	Trust	39,196,012	39,196,012
Merrill Lynch Equity Index Trust **	Trust	320,960	25,869,341
Total		39,516,972	65,065,353
Registered Investment Companies:			
Dreyfus Founders Discovery Fund Class A	Mutual Fund	17,229	491,037
Merrill Lynch Fundamental Growth Fund Class A**	Mutual Fund	5,352	96,925
PIMCO Total Return Fund Class A	Mutual Fund	561,178	5,869,917
Alliance Growth and Income Fund Class A	Mutual Fund	51,291	184,135
Dreyfus New Leaders Fund	Mutual Fund	251,469	9,943,094
Alliance Quasar Fund Class A	Mutual Fund	56,925	1,156,714
Merrill Lynch Global Allocation Fund Class A **	Mutual Fund	317,024	4,073,752
Templeton Foreign Fund Class A	Mutual Fund	489,218	4,525,267
Total		1,749,686	26,340,841
Other Assets:			
Self-Direct RCMA Option	Various	979,829	979,829
Plan Loans:			
Plan Participants **	Participants Loans ***	3,225,354	3,225,354
			105,536,586

** Party-in-Interest
*** Interest rates ranging from 6% to 11%, maturing through 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES' SAVINGS PLAN OF
CENTRAL ILLINOIS LIGHT COMPANY

June 25, 2002 By 

T. S. Romanowski, Chairman of
the Savings Plan Committee

EXHIBIT INDEX

To

Annual Report on Form 11-K for 2001

of

Employees' Savings Plan

of

Central Illinois Light Company

Exhibit No.	Description	Page No.
(23)	Consent of Deloitte & Touche LLP	13

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the AES Corporation's Registration Statement No. 33-49262 on Form S-8, Registration Statement No. 333-26225 on Form S-8, Registration Statement No. 333-28883 on Form S-8, Registration Statement No. 333-28885 on Form S-8, Registration Statement No. 333-38535 on Form S-8, Registration Statement No. 333-30352 on Form S-8, Registration Statement No. 333-57482 on Form S-8, Registration Statement No. 333-66954 on Form S-8, Registration Statement No. 333-66952 on Form S-8, Registration Statement No. 333-84008 on Form S-8, Registration Statement No. 333-83574 on Form S-8, Registration Statement No. 333-82306 on Form S-8, Registration Statement No. 333-81953 on S-3/A, Registration Statement No. 333-64572 on Form S-3, Registration Statement No. 333-83767 on Form S-3/A, Registration Statement No. 333-37924 on Form S-3/A, Registration Statement No. 333-38924 on Form S-3/A, Registration Statement No. 333-40870 on Form S-3/A, Registration Statement No. 333-44698 on Form S-3/A, Registration Statement No. 333-46564 on Form S-3/A, and Registration Statement No. 333-45916 on Form S-4/A of our report dated June 7, 2002, appearing in this Annual Report on Form 11-K of the Employees' Savings Plan of Central Illinois Light Company for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, IN
June 25, 2002